SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 7, 2009.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)
Date: October 7, 2009	By	/s/Leonard F. Barker
		Name: Title:	Leonard F. Barker Chief Financial Officer

Unilens Launches Monthly Disposable C-VUE Advanced(R) Toric Multifocal Contact Lens

All New C-VUE Advanced Toric Multifocal Lens Now Available Through Licensed Eye Care Professionals Only

LARGO, Fla., Oct. 7 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today announced the launch of the all new monthly C-VUE Advanced® Toric Multifocal. The C-VUE Advanced Toric Multifocal for astigmatic presbyopes will be sold directly to independent eye care professionals offering technology so sophisticated, it will allow for complete customization including the capability to specify the ADD power and zone size. The monthly replacement lens features a free trial program, advanced hydration material and exceptional deliverability (typically ships within 2 to 3 days).

C-VUE Advanced Toric Multifocal is available in new convenient blister packaging with hioxifilcon D, a material which offers advanced hydration properties that allow it to retain 97% of its moisture resulting in all day comfort.  As the presbyopic population continues to grow faster than the population as a whole, this new product offering (for astigmatic presbyopes) and free trial program will provide independent practitioners with an additional specialty C-VUE contact lens option that contributes to patient retention and practice profitability.

C-VUE Advanced Toric Multifocal is an easy to fit specialty toric multifocal contact lens, designed in an extremely wide range of customizable parameters with exceptional deliverability. The lens offers made to order base curves, diameters, powers and cylinders combined with axis in one degree steps. Practitioners can even specify individual ADD powers and zone sizes.

“The launch of the C-VUE Advanced Toric Multifocal continues our time honored tradition of providing outstanding specialty lens technology exclusively to licensed optical professionals,” stated Michael Pecora, Chief Executive Officer of Unilens Vision Inc. “With our Free Trial Program and 120-day performance guarantee, we eliminate the time and expense of returning lenses, thereby increasing profitability to the Independent Eye Care Professional as well,” concluded Mr. Pecora.

About Unilens Vision Inc. – “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals.  Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Kelly McKnight at (727) 544-2531

CONTACT: Kelly McKnight for Unilens Vision Inc., +1-727-544-2531